Exhibit 99.6

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (the "Agreement") is made and entered into as of April 24, 2025 (the "Effective Date"), by and among Liminatus Pharma LLC (the "Transferor") and AI Biotechnology LLC (the "Transferee," and, together with the Transferor, the "Parties"), with respect to securities of Zura Bio Limited (the "Corporation").

RECITALS

Transferor and Transferee desire to undertake a transaction by which the Transferor shall sell directly to Transferee an aggregate of 3,000,000 of the Corporation's Class A Ordinary Shares (the "Shares") at a price per Share of $1.20, in accordance with the terms and provisions of this Agreement.

Now, therefore, in consideration of the foregoing premises and for other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.   <u>Transfer and Sale of Shares</u>. Subject to the terms and conditions of this Agreement, Transferor agrees to transfer and sell the Shares to Transferee, and Transferee agrees to purchase and accept the Shares from Transferor, for the aggregate purchase price of $3,600,000.00 (the "Purchase Price").

2.   <u>Payment for and Delivery of Shares</u>. The date for the delivery and payment for the Shares (the "Settlement Date") and Purchase Price are as of the Effective Date. On the Settlement Date, Transferee shall deliver to Transferor wire transfers of immediately available funds to an account designated by Transferor to Transferee prior to the date thereof. Subject to Transferee's performance of the conditions set forth herein, on the Settlement Date, Transferor shall deliver to Transferee the Shares via DTC electronic transfer to a securities account identified in writing by the Transferee.

3.   <u>Representations and Warranties of Transferee</u>. In connection with each transfer and sale of Shares to Transferee, Transferee represents and warrants to the Transferor that:

(a)   <u>Access to Information</u>. Transferee has had access to all information regarding the Corporation and its present and prospective business, assets, liabilities and financial condition that Transferee reasonably considers important in making the decision to acquire the Shares.

(b)   <u>Confidential Information</u>. Transferee acknowledges that Transferor and its affiliates and its respective directors, officers, employees and controlling persons may be in possession of material non-public information (the "Confidential Information") regarding the Corporation. Transferee acknowledges that the Confidential Information may be material in respect of the Corporation and its financial condition, results of operations, business, properties, assets, liabilities, management, projections, plans or prospects or to a determination of the value of the Shares and that such value may be substantially different from the Purchase Price. Transferee acknowledges that Transferor does not have any fiduciary duty to Transferee, or any obligation, fiduciary or otherwise, to disclose to it any Confidential Information.

(c)   <u>Sophistication</u>. Transferee (i) is experienced, sophisticated and knowledgeable in business and financial matters and in the trading of securities in public and private companies and is familiar

Exhibit 99.6

with transactions similar to those contemplated by this Agreement, (ii) has adequate information concerning the business and financial condition of the Corporation to make an informed decision regarding the acquisition of the Shares, (iii) is able to bear the business, financial and economic risks associated with the transactions contemplated by this Agreement, (iv) understands the disadvantage that may result from purchasing the Shares without knowledge of any Confidential Information and (v) has negotiated the terms of this Agreement (including the Purchase Price) on an arm's length basis and has had an opportunity to consult with its legal, tax and financial advisors concerning this agreement and its subject matter.

(d)   Non-reliance. Except as set forth in this Agreement, Transferee has not relied upon any representation, warranty, covenant or agreement, concerning the transactions contemplated by this Agreement, the Shares, whether express or implied, of any kind or character, of Transferor or any of its affiliates, or any of Transferor's or its affiliates' respective directors, officers, employees, agents and controlling persons. In addition, Transferee has not relied on Transferor to act in any advisory or fiduciary capacity in connection with Transferee's decision to enter into this Agreement or any of the transactions contemplated by this Agreement.

(e)   Release. Transferee hereby irrevocably and unconditionally expressly releases, discharges and waives, to the fullest extent permitted by law, any and all claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees or damages of any kind, whether directly or indirectly, that it may have or hereafter acquire against Transferor or any of its affiliates or any of Transferor's or its affiliates' respective directors, officers, employees, agents and controlling persons, relating to the existence or non-existence of any Confidential Information, Transferee's inability to review such Confidential Information or any failure to disclose such Confidential Information.

(f)   Due Authority. Transferee has been duly organized and is validly existing under the laws of the jurisdiction of its organization. Transferee has the power and authority to execute, deliver and perform its obligations under this Agreement.

(g)   Validity. This Agreement, when executed and delivered by Transferee, will constitute the valid and legally binding obligation of Transferee, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

4.   Representations and Warranties of Transferor. In connection with the transfer of the Shares to Transferee, Transferor represents and warrants to Transferee that:

(a)   Ownership. Transferor is the sole beneficial owner of the Shares and the Shares are free and clear of any liens or encumbrances (other than restrictions on transfer under applicable state and federal laws). Transferor further represents that Transferor has good and marketable title to the Shares and the right and authority to transfer, sell and assign the Shares to the Transferee pursuant to this Agreement and without any third-party consent (except to the extent as has been duly obtained or waived in connection with the transaction contemplated by this Agreement). The Shares are not "restricted securities" within the meaning of Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act").

(b)   Affiliate Status. No individual affiliated with Transferor or any controlling person of Transferor serves, or in the past three months has served, as an executive officer or director of the Corporation or any entity controlling the Corporation (within the meaning of the Securities Act and the

Exhibit 99.6

rules and regulations promulgated thereunder). The Transferor and entities affiliated with the Transferor do not collectively beneficially own (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended), and have not in the past three months collectively beneficially owned, 10% or more of any class of the Corporation's ordinary shares. Transferor is not, and for the past three months has not been, an "affiliate" of the Corporation within the meaning of Rule 144.

(c)   Access to Information. Transferor has had access to all information regarding the Corporation and its present and prospective business, assets, liabilities and financial condition that Transferor reasonably considers important in making the decision to sell the Shares.

(d)   Confidential Information. Transferor acknowledges that Transferee and its affiliates and its and their respective directors, officers, employees and controlling persons may be in possession Confidential Information regarding the Corporation. Transferor acknowledges that the Confidential Information may be material in respect of the Corporation and its financial condition, results of operations, business, properties, assets, liabilities, management, projections, plans or prospects or to a determination of the value of the Shares and that such value may be substantially different from the Purchase Price. Transferor acknowledges that Transferee does not have any fiduciary duty to Transferor, or any obligation, fiduciary or otherwise, to disclose to them any Confidential Information.

(e)   Sophistication. Transferor (i) is experienced, sophisticated and knowledgeable in business and financial matters and in the trading of securities of private and public companies and is familiar with transactions similar to those contemplated by this Agreement, (ii) has adequate information concerning the business and financial condition of the Corporation to make an informed decision regarding the sale of the Shares, (iii) is able to bear the business, financial and economic risks associated with the transactions contemplated by this Agreement, (iv) understands the disadvantage that may result from selling the Shares without knowledge of any Confidential Information and (v) has negotiated the terms of this Agreement (including the Purchase Price) on an arm's length basis and has had an opportunity to consult with its legal, tax and financial advisors concerning this agreement and its subject matter.

(f)   Non-reliance. Except as set forth in this Agreement, Transferor has not relied upon any representation, warranty, covenant or agreement, concerning the transactions contemplated by this Agreement, the Shares, whether express or implied, of any kind or character, of the Transferee or any of its affiliates or any of its or their respective directors, officers, employees, agents and controlling persons. In addition, Transferor has not relied on Transferee to act in any advisory or fiduciary capacity in connection with Transferor's decision to enter into this Agreement or any of the transactions contemplated by this Agreement.

(g)   Release. Transferor hereby irrevocably and unconditionally expressly releases, discharges and waives, to the fullest extent permitted by law, any and all claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees or damages of any kind, whether directly or indirectly, that they may have or hereafter acquire against Transferee or any of its affiliates or any of its or their respective directors, officers, employees, agents and controlling persons, relating to the existence or non-existence of any Confidential Information, Transferor's inability to review such Confidential Information or any failure to disclose such Confidential Information.

(h)   Authorization. Transferor has been duly organized and is validly existing under the laws of the respective jurisdiction of their organization. Transferor has all necessary power and authority to execute, deliver and perform their respective obligations under this Agreement, and all agreements, instruments and documents contemplated hereby to transfer, sell and deliver the Shares, including this Agreement, constitute valid and binding obligations of Transferor.

Exhibit 99.6

(i)   <u>No Conflict; Consent</u>. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any provision of any instrument, judgment, order, writ, decree or contract or an event which results in the creation of any lien, charge or encumbrance upon the Shares. Transferor is not subject to any right of first refusal, preemptive, tag-along or drag-along right or other comparable obligations or restrictions that have not been duly waived or properly complied with. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any foreign, federal, state or local governmental authority or other person or entity on the part of Transferor is required in connection with the consummation of the transactions contemplated by this Agreement, except those that have been duly waived or properly complied with to the extent applicable to the transfer of the Shares to Transferee pursuant hereto.

(j)   <u>Validity</u>. This Agreement, when executed and delivered by Transferor, will constitute the valid and legally binding obligation of Transferor, respectively, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

(k)   <u>Sale for Own Account</u>. Transferor is selling the Shares for Transferor's own account only and not with a view to, or for sale in connection with, a distribution of such securities within the meaning of the Securities Act.

(l)   <u>No Broker-Dealer</u>. Transferor has not effected the sale and transfer of the Shares by or through a broker-dealer.

5.   <u>Miscellaneous</u>.

(a)   <u>Governing Law</u>. The validity, interpretation, construction and performance of this Agreement, and all acts and transactions pursuant hereto and the rights and obligations of the Parties, shall be governed, construed and interpreted in accordance with the laws of the State of New York without giving effect to principles of conflicts of law.

(b)   <u>Entire Agreement; Amendment</u>. This Agreement sets forth the entire agreement and understanding of the Parties relating to the subject matter herein and supersedes all prior or contemporaneous discussions, understandings and agreements, whether oral or written, between them relating to the subject matter hereof. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the Parties.

(c)   <u>Notices</u>. Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier or sent by email, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page, as subsequently modified by written notice.

(d)   <u>Severability</u>. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the Parties agree to renegotiate such provision in good faith. In the event that the Parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be

Exhibit 99.6

interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(e) Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same agreement. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(f) Successors and Assigns. Except as otherwise provided herein, this Agreement, and the rights and obligations of the Parties, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. This Agreement and any rights that may accrue to Transferor hereunder may not be transferred or assigned; provided, however, Transferee may assign its rights and obligations under this Agreement to another person who provides to Transferor the representations contained in Section 3 hereof, and provided further that no such assignment shall relieve the Transferee of its obligations hereunder if any such assignee fails to perform such obligations.

[SIGNATURE PAGE FOLLOW]

Exhibit 99.6

The parties have executed this Purchase and Sale Agreement as of the date first written above.

Exhibit 99.6

TRANSFEROR:

Liminatus Pharma LLC.

By: /s/ Chris Kim
Name: Chris Kim
Title: CEO

Address: 6 Centerpointe Dr., Suite 625, La Palma, CA 90623

TRANSFEREE:

AI BIOTECHNOLOGY LLC
By: Access Industries Management, LLC, its manager

By: /s/ Alejandro Moreno
Name: Alejandro Moreno
Title   Executive Vice President

By: /s/ Suzette Del Giudice
Name: Suzette Del Giudice
Title   Executive Vice President

Address: 40 West 57th St. 28th Floor New York, NY 10019